Exhibit (a)(1)(H)

BEAZER HOMES USA, INC.

SUPPLEMENT TO THE
OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS
AND STOCK-SETTLED STOCK APPRECIATION RIGHTS
FOR NEW RESTRICTED STOCK AWARDS

This offer and withdrawal rights will expire at 5:00 p.m., Eastern Time, on September 11, 2009 unless this offer is further extended.
     This document supplements the Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for New Restricted Stock Awards, dated August 4, 2009 (the “Offer to Exchange”) pursuant to which Beazer Homes USA, Inc. (“Beazer Homes,” the “Company,” “we,” “our” or “us”) is offering to eligible employees the opportunity to exchange (the “Exchange Program” or the “offer”) their outstanding option awards to acquire shares of the Company’s common stock, par value $0.001 per share, and/or stock-settled stock appreciation rights that have an exercise price in excess of $26.00 per share, whether vested or unvested, for new shares of restricted stock.
     Except as described in this Supplement, the terms and conditions of the Exchange Program described in the Offer to Exchange remain as set forth therein and in the Election Form and the Withdrawal Form (collectively, the “Exchange Program Materials”). This Supplement should be read in conjunction with and is qualified in its entirety by reference to the Exchange Program Materials. The information set forth in the Exchange Program Materials shall be deemed to be modified or superseded for all purposes to the extent that the information included in this Supplement modifies, updates or conflicts with such information in the Exchange Program Materials. Capitalized terms used herein without definition shall have the definitions provided in the Offer to Exchange.
September 3, 2009

Recent Developments
     On September 1, 2009, Beazer Homes announced that it was proposing to issue 12% Senior Secured Notes due 2017 (the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”). Subsequently, on September 3, 2009, Beazer Homes priced the Notes at an issue price equal to 89.50% of the $250 million aggregate principal amount of the Notes to be issued in the offering. The Company is offering the Notes within the United States to qualified institutional buyers in accordance with Rule 144A and outside the United States in accordance with Regulation S under the Securities Act. The Company intends to use the net proceeds from the offering to fund (or replenish cash that has been used to fund) open-market repurchases of its outstanding senior notes that it has made (or has agreed to make) since April 1, 2009. The Notes offering is expected to close on or about September 11, 2009, subject to customary closing conditions.
     The foregoing paragraph does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Notes will not be registered under the Securities Act or applicable state securities laws, and are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. Unless so registered, the Notes cannot be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.